# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Advasa Holdings, Inc., CIK 0002084227
CUSIP: 00783R103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1-2-7 Moto-Akasaka, Minato-ku,, Tokyo,, Japan (M0), 107-0051
Date of event which requires filing of this statement: 08/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001964374

## Reporting persons
- Taiji Ito: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); sole voting power 39,613,355; shared voting power 0; sole dispositive power 39,613,355; shared dispositive power 0; aggregate amount beneficially owned 39,613,355 (8.13% of the class)
  Comment: All percentages calculated in this Schedule 13G, calculated in accordance with applicable rules of the Securities and Exchange Commission (the "SEC"), are based on 487,065,702 common stock shares issued and outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2026.

## Item 1. Issuer
Name of issuer: Advasa Holdings, Inc.
Address of issuer's principal executive offices: 1-2-7 Moto-Akasaka, Minato-ku, Tokyo, 107-0051 Japan

## Item 2. Person Filing
Name of person filing: Taiji Ito
Address of principal business office or, if none, residence: c/o Advasa Holdings, Inc., 1-2-7 Moto-Akasaka, Minato-ku, Tokyo, 107-0051 Japan
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 39,613,355
Percent of class: 8.13%
Sole power to vote or to direct the vote: 39,613,355
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 39,613,355
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Taiji Ito: /s/ Taiji Ito, Taiji Ito (08/18/2026)